1333 West Loop South, Suite 1700
Houston, TX 77027
Tel   713.513.3300
www.c-a-m.com

May 3, 2012

Mr. Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549-4628

Re:	Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012
File No. 001-13884

Dear Mr. Horowitz:

We have received the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 23, 2012 and will respond on or before May 16, 2012.

Please feel free to contact me at 713-513-3330 if you have any questions.

Sincerely,

/s/ Charles M. Sledge
Charles M. Sledge
Senior Vice President, Chief Financial Officer